Exhibit (h)(39)

CLARKSTON CAPITAL PARTNERS, LLC

303 E. Third Street

Suite 110

Rochester, MI  48307

January 7, 2021

Mr. Bradley Swenson

President

ALPS Series Trust

1290 Broadway, Suite 1000

Denver, CO 80203

Re:	ALPS Series Trust (the “Trust”): Clarkston Partners Fund (the “Partners Fund”), Clarkston Fund (the “Clarkston Fund”) and Clarkston Founders Fund (the “Founders Fund”) (together the “Clarkston Funds”)

Dear Mr. Swenson:

This letter (the “Agreement”) confirms the agreement of Clarkston Capital Partners, LLC (the “Adviser”) with the Trust to contractually limit the total amount of the “Management Fees” that it is entitled to receive from the Clarkston Funds and to reimburse “Other Expenses” to the extent required below

Partners Fund

The Adviser agrees to limit the Total Annual Fund Operating Expenses (as defined in Item 3 of Form N-1A) of the Partners Fund (excluding shareholder servicing fees, brokerage expenses, interest expenses, taxes, acquired fund fees and expenses and extraordinary expenses) to an annual rate of 0.85% of the Fund’s average daily net assets for each of the Founders Class and Institutional Class shares, during the term of this Agreement. The Adviser will reduce the fee payable with respect to the Partners Fund to the extent of such excess and/or shall reimburse the Fund (or class as applicable) by the amount of such excess. If applicable, the waiver or reimbursement shall be allocated to each class of the Partners Fund in the same manner as the underlying expenses or fees were allocated.

Clarkston Fund

The Adviser agrees to limit the Total Annual Fund Operating Expenses (as defined in Item 3 of Form N-1A) of the Clarkston Fund (excluding shareholder servicing fees, brokerage expenses, interest expenses, taxes, acquired fund fees and expenses and extraordinary expenses) to an annual rate of 0.55% of the Clarkston Fund’s average daily net assets for the Institutional Class during the term of this Agreement. The Adviser will reduce the fee payable with respect to the Clarkston Fund to the extent of such excess and/or shall reimburse the Clarkston Fund (or class as applicable) by the amount of such excess. If applicable, the waiver or reimbursement shall be allocated to each class of the Clarkston Fund in the same manner as the underlying expenses or fees were allocated.

Founders Fund

The Adviser agrees to limit the Total Annual Fund Operating Expenses (as defined in Item 3 of Form N-1A) of the Founders Fund (excluding shareholder servicing fees, brokerage expenses, interest expenses, acquired fund fees and expenses, taxes and extraordinary expenses) to an annual rate of 0.80% of the Founders Fund’s average daily net assets for the Institutional Class during the term of this Agreement. The Adviser will reduce the fee payable with respect to the Founders Fund to the extent of such excess and/or shall reimburse the Founder Fund (or class as applicable) by the amount of such excess. If applicable, the waiver or reimbursement shall be allocated to each class of the Founders Fund in the same manner as the underlying expenses or fees were allocated.

The Trust shall reduce the Management Fees owed to the Adviser and/or invoice the Adviser with respect to any such reimbursement amounts owed by the Adviser to the Trust. Any such invoices are payable upon receipt. Invoices should be delivered via email to the Adviser at the email address the Adviser provides to the Trust.

The Adviser further agrees that such fee waivers and reimbursements for the Fund are effective as of February 1, 2021 and shall continue at least through January 31, 2022; and will thereafter continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Trustees of the Trust and the Adviser does not provide at least 30 days written notice of non-continuance prior to the end of the then effective term with respect to a specific Fund. Except due to the Adviser’s notice of non-renewal, this Agreement may only be amended or terminated with the approval of the Board of Trustees of the Trust.

The Adviser will be permitted to recover, with respect to a Fund, on a class-by-class basis, expenses it has borne through this letter agreement (whether through reduction of its management fee or otherwise) only to the extent that the applicable Fund’s expenses in later periods do not exceed the lesser of (1) the contractual expense limit in effect at the time the Adviser waives or limits the expenses or (2) the contractual expense limit in effect at the time the Adviser seeks to recover the expenses. Notwithstanding the foregoing, the Funds will not be obligated to pay any such deferred fees or expenses more than three years after the date on which the fee and expense was reduced, as calculated on a monthly basis.

CLARKSTON CAPITAL PARTNERS, LLC

By:	/s/ Jeffrey A. Hakala
Name:	Jeffrey A. Hakala
Title:	Chief Investment Officer

Your signature below acknowledges acceptance of this letter agreement:

ALPS SERIES TRUST

By:	/s/ Bradley Swenson
Name:	Bradley Swenson
Title:	President

2